AIG Consumer Insurance 1999 Avenue of the Stars Los Angeles, CA 90067 www.aig.com

Mallary Reznik

Deputy General Counsel and Senior Vice President T +1 310 772 6056

F +1 310772 6569 MReznik@sunamerica.com

June 22, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:   VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Portfolio Director Fixed and Variable Deferred Annuity Contracts

Pre-Effective Amendment on Form N-4

File Nos.: 333-202700 and 811-03240

Ladies and Gentlemen:

This letter supersedes and replaces a correspondence letter sent on June 19, 2015. On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 (“1933 Act”), Pre-Effective Amendment No. 1, which also constitutes Amendment No. 217 under the Investment Company Act of 1940 (“1940 Act”), as amended, to Registrant’s Form N-4 Registration Statement. The purpose of this filing is to register a new variable annuity product under the marketing name of VALIC Portfolio Director.

The Registrant and its distributor AIG Capital Services, Inc. respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on June 19, 2015, or as soon as practicable thereafter. Depositor, Registrant and AIG Capital Services, Inc. are aware of their obligations under the 1933 Act.

Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from this responsibility; and

•	the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Matthes at (713) 831-3299 if you have any questions or need more information.

Sincerely,

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	//s// MALLARY L. REZNIK
Mallary L. Reznik, Vice President & Assistant Secretary

AIG CAPITAL SERVICES, INC.

By:	//s// MALLARY L. REZNIK
Mallary L. Reznik, Vice President & Assistant Secretary

cc:	Sally Samuel, Senior Counsel